SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012 and May 1, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the second paragraph following the caption titled “Merger Agreement” in the section titled “Arrangements between the Company and Parent” with the following paragraph:

“The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. Parent and the Company agree that, under section 5.4(a) of the Merger Agreement, the Company may furnish information to or enter into discussions or negotiations with any Person making an Acquisition Proposal (other than an Acquisition Proposal resulting from a breach of Section 5.4 of the Merger Agreement) that is reasonably likely to lead to a Company Superior Offer upon the Company Board’s conclusion in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company stockholders under applicable law and the Company’s receipt from such Person of an executed confidentiality agreement compliant with clause (C) of Section 5.4(a) of the Merger Agreement (it being understood that, should the Company Board reach such a conclusion before the expiration of the two Business Day period set forth in clause (C) of Section 5.4(a) of the Merger Agreement, the Company shall fulfill its obligations to provide such notice and information as promptly as practicable). The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $7.5 million.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second sentence of the seventh paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“At that meeting, the Company Board authorized Mr. Berns to deliver a letter to Company X indicating that, while the Company Board had not come to any conclusion on a price at which it would be prepared to sell the Company, a value in the range of $2.00—$2.20 per share in up-front consideration, as had been proposed by Spectrum in its September 2011 correspondence with the Company, would be consistent with the Company Board’s expectations regarding the consideration to be offered.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the first sentence of the eighth paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“Discussions between members of the Company’s senior management, J.P. Morgan and Company X senior management continued following the December 28, 2011 meeting of the Company Board and, on January 3, 2012, the Company received a revised proposal from Company X to acquire the Company for total consideration consisting of $110 million in cash, $55 million in Company X common stock and $30 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied, for aggregate consideration of $195 million (assuming full satisfaction of all post-closing contingencies).”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second sentence of the eighteenth paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“Following discussion, the Company transaction committee determined to move forward with negotiations with Company X based on the financial terms offered, but subject to agreement on the additional terms of Company X’s proposal, and requested that the Company’s senior management and J.P. Morgan coordinate with Company X regarding the preparation of definitive transaction documentation, and continue to seek improved terms with respect to the contingent value rights offered by Company X.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the sixth sentence of the forty-second paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“During its discussion, the Company Board noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal (including but not limited to the need for Company X to complete its due diligence of the Company), Company X had stated on a number of occasions to both the Company’s senior management and J.P. Morgan that it was not prepared to further improve its proposed purchase price, and that both the purchase price and the other terms of the Parent proposal were more favorable to the Company and its stockholders than the Company X proposal.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the eighth sentence of the forty-second paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“Following that discussion and consideration of the relative risks and benefits, the Company Board determined not to inform Company X that it was in discussions with another party or to request that Company X improve its proposed purchase price prior to the execution of the draft Merger Agreement in the event the Company and Parent were able to agree on the final terms of a transaction within the next several days.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the third sentence of the fifty-second paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the subsection titled “Background of the Offer” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“The Company’s senior management also provided an update concerning the status of negotiations with Company X, noted that the Company X proposal remained on the same financial terms previously described to the Company Board, that significant conditionality remained with respect to the Company X proposal and that it was unlikely that the Company and Company X would be able to agree on a definitive Company X merger agreement and related documentation until some time the following week at the earliest.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the first sentence of the second paragraph following the caption titled “Company Prepared Financial Forecasts” in the subsection titled “Certain Financial Forecasts” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following sentence:

“In developing the Company prepared financial forecasts, the Company’s management made assumptions with respect to the probabilities of additional United States and foreign regulatory approvals for FOLOTYN, which assumptions varied based upon the proposed indication and jurisdiction.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the table following the caption titled “Base Forecast” in the subsection titled “Certain Financial Forecasts” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following tables:

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$49	$54	$59	$67	$74	$87	$116	$122	$122	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$51.8	$57.1	$63.4	$68.8	$77.6	$101.0	$123.4	$131.5	$131.4	$131.5	$112.8	$78.8	$47.6	$32.9
Operating (Loss) Profit	$(37.0)	$(32.3)	$(26.3)	$(19.5)	$(10.7)	$12.8	$44.1	$55.5	$63.8	$70.9	$71.4	$51.2	$29.3	$18.8
Free Cash Flows(4)	$(37.0)	$(32.1)	$(26.0)	$(19.5)	$(10.6)	$12.2	$41.4	$55.6	$65.0	$72.1	$74.9	$56.6	$34.3	$21.8

($ in millions)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Beginning NOL Balance	$350	$389	$423	$451	$473	$486	$475	$433	$379	$318	$249	$179	$130	$103
NOLs Added	$37	$32	$26	$20	$11	$0	$0	$0	$0	$0	$0	$0	$0	$0
Limited NOLs Released	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
NOLs Utilized	$0	$0	$0	$0	$0	$13	$44	$55	$64	$71	$71	$51	$29	$19
Ending NOL Balance	$389	$423	$451	$473	$486	$475	$433	$379	$318	$249	$179	$130	$103	$86

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.
(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.
(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.
(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures. In calculating free cash flow, stock-based compensation was treated as a cash expense as follows:

($ in millions)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	$10.0	$9.0	$8.0	$7.0	$7.0	$6.2	$5.6	$5.2	$4.4	$3.8	$3.0	$3.0	$3.0	$3.0

Item 4 of the Schedule 14D-9 is hereby amended by replacing the table following the caption titled “Sensitivity Forecast” in the subsection titled “Certain Financial Forecasts” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following tables:

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$53	$65	$75	$86	$95	$115	$136	$137	$136	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$56.1	$68.0	$78.9	$88.2	$98.6	$129.2	$144.6	$147.7	$146.9	$143.2	$123.3	$88.3	$53.8	$37.4
Operating (Loss) Profit	$(36.2)	$(31.7)	$(19.7)	$(10.6)	$1.7	$27.7	$52.7	$64.4	$71.6	$74.7	$80.4	$59.5	$34.7	$22.7
Free Cash Flows(4)	$(36.6)	$(32.3)	$(20)	$(11.0)	$1.6	$26.2	$51.0	$65.2	$73.0	$76.4	$84.0	$65.0	$40.1	$18.7

($ in millions)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Beginning NOL Balance	$347	$385	$419	$441	$453	$453	$428	$377	$315	$245	$172	$94	$36	$4
NOLs Added	$36	$32	$20	$11	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Limited NOLs Released	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
NOLs Utilized	$0	$0	$0	$0	$2	$28	$53	$64	$72	$75	$80	$60	$35	$4
Ending NOL Balance	$385	$419	$441	$453	$453	$428	$377	$315	$245	$172	$94	$36	$4	$2

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.
(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.
(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.
(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures. In calculating free cash flow, stock-based compensation was treated as a cash expense as follows:

($ in millions)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	$10.0	$10.0	$10.0	$10.0	$10.0	$10.0	$10.0	$10.0	$10.0	$10.0	$3.0	$3.0	$3.0	$3.0

Item 4 of the Schedule 14D-9 is hereby amended by replacing the first paragraph following the caption titled “Important Information About the Company Prepared Financial Forecasts and Non-Risk Adjusted US Net Sales Forecast” in the subsection titled “Certain Financial Forecasts” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following paragraph:

“The Company’s management believes that the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast were prepared in good faith and on a reasonable basis based on the best information available to the Company’s management at the time of their preparation. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast, however, are not fact and should not be relied upon as necessarily indicative of actual future results, and actual results may differ materially from those contained in the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast include assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of the Company, including but not limited to potential market size for FOLOTYN in its current indications and in new indications in the United States and in other markets, market share achieved by FOLOTYN in each indication, and that FOLOTYN will enjoy patent exclusivity until July 2022. The Company prepared financial forecasts have been updated since the projections publicly disclosed in the Registration Statement on Form S-4 with respect to the proposed merger between the Company and AMAG filed on September 13, 2011 for new estimates of net sales and changes to the probability of success for FOLOTYN approval in the EU, though the approach and methodology used are identical to those used in preparing the projections published in the Registration Statement on Form S-4 filed on September 13, 2011.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph following the caption titled “Discounted Cash Flow Analysis” in the subsection titled “Opinion of the Company’s Financial Advisor” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation”:

“J.P. Morgan calculated and analyzed the unlevered free cash flows that the Company is expected to generate and cash tax savings from the net operating losses (the “NOLs”) that the Company is expected to utilize during the period beginning on March 31, 2012 and ending on December 31, 2025. In conducting the analysis, J.P. Morgan treated stock-based compensation as a cash expense. The unlevered cash flows and NOLs were then discounted to present values using a range of discount rates from 10.5% to 12.5%. This range of discount rates was based upon an analysis of the weighted average cost of capital of the Company conducted by J.P. Morgan and derived from the Capital Asset Pricing Model assuming a debt-free capital structure. The present value of unlevered cash flows and NOLs was then adjusted by adding the Company’s cash at March 31, 2012 to derive the implied equity value. J.P. Morgan noted that the Company did not have any short- or long-term debt at March 31, 2012. Terminal values were not factored into the discounted cash flow analysis as the financial forecasts covered the lifespan of the Company’s sole product, FOLOTYN, and the Company did not have any additional R&D or other projects that were projected to result in any future cashflows beyond the lifespan of FOLOTYN.”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following new sentence after the first sentence of the third paragraph following the caption titled “Discounted Cash Flow Analysis” in the subsection titled “Opinion of the Company’s Financial Advisor” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation”:

“J.P. Morgan calculated the adjusted present value of the contingent consideration to be approximately $0.02 per share, assuming payment of the contingent consideration on March 31, 2013, a probability of success of 20% (based on management estimates) discounted back to an estimated transaction closing date of June 30, 2012 with an 11.5% discount rate.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph following the caption titled “Trading Multiple Analysis” in the subsection titled “Opinion of the Company’s Financial Advisor” of the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” with the following paragraph:

“Based on this analysis and its professional judgment, J.P. Morgan applied (i) a range for Firm Value/2013E Revenue of 1.30x to 1.70x, and (ii) a range for Firm Value/2014E Revenue of 1.10x to 1.40x, to the Company’s 2013 and 2014 net sales under the Base Forecast, respectively, and derived implied per share price ranges for the Company’s common stock, as compared to the closing price per share of the Company’s common stock as of April 2, 2012 of $1.50. In establishing reference ranges, J.P. Morgan considered only those companies that had products which had been on the market for at least one year and which were approved for a relatively narrow specialty market, which included AMAG and Cadence Pharmaceuticals, Inc. The analysis resulted in the following implied per share ranges for the Company’s common stock, in each case as compared to (1) the closing price per share of the Company’s common stock on April 2, 2012 of $1.50 and (2) the implied price per share of the Company’s common stock of $1.84, as calculated including both the cash portion of the consideration and the risk adjusted present value of the contingent consideration:”

Item 4 of the Schedule 14D-9 is hereby amended by inserting the following new paragraph after the second paragraph in the section titled “General”:

“Pursuant to its engagement letter with J.P. Morgan, Allos has agreed to pay J.P. Morgan a fee of approximately $3.1 million, of which $1.0 million became payable upon the announcement by Allos of its execution of the Merger Agreement, and the remainder of which will become payable only if the proposed Transactions are consummated. In the event that a payment is made pursuant to the CVR, J.P. Morgan will receive an additional fee of approximately $0.2 million. In addition, Allos has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws, arising out of its engagement.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following caption and paragraph at the end of the section titled “Litigation”:

“Settlement of the Litigation

On May 7, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the actions pending in the Delaware Court of Chancery and United States District Court for the District of Colorado signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted in the actions related to the Offer and the Merger. In connection with the MOU, the Company has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer and the Merger, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, the Company will continue to vigorously defend all the actions related to the Offer and the Merger. The summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (g)(6) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description
(g)(6)	Memorandum of Understanding

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel